UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance, Inc.

16100 N. 71st Street, Suite 400

Scottsdale, Arizona 85254

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Precision Strip Retirement and Savings Plan

Opinion on the financial statements

We have audited the accompanying statement of net assets available for benefits of Precision Strip Retirement and Savings Plan (the “Plan”) as of December 31, 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The accompanying schedules, Schedule 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 21, 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Precision Strip Retirement and Savings Plan

Minster, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Precision Strip Retirement and Savings Plan (the Plan) as of December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Vasquez & Company LLP

We served as the Plan's auditor from 2022 to 2023.

Glendale, California

June 16, 2023

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2023	2022
Assets
Investments, at fair value	$329,787,252	$274,615,059

Receivables:
Notes receivable from participants	5,963,167	5,244,715
Other receivables and due from trustee	4,023	2,096
Total receivables	5,967,190	5,246,811

Total assets	335,754,442	279,861,870

Liabilities
Due to trustee, net	4,387	19,783
Other payables	1,439	1,264
Total liabilities	5,826	21,047

Net assets available for benefits	$335,748,616	$279,840,823

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2023
Additions
Income:
Net appreciation in fair value of investments	$46,119,835
Interest and dividends	4,754,908
Interest on notes receivable from participants	334,715
Total investment income	51,209,458

Contributions:
Employer, net of forfeitures	10,923,077
Participant	9,677,349
Rollover	782,120
Total contributions, net	21,382,546

Revenue sharing program credits	6,993

Total additions	72,598,997

Deductions
Benefits paid	16,634,305
Administrative expenses	56,899
Total deductions	16,691,204

Net increase in net assets available for benefits	55,907,793

Net assets available for benefits, beginning of year	279,840,823

Net assets available for benefits, end of year	$335,748,616

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Precision Strip Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Precision Strip Inc. (the “Company”), a wholly owned subsidiary of Reliance, Inc. (“Reliance”), and Precision Strip Transport, Inc., a wholly owned subsidiary of Precision Strip Inc. In February 2024, the Reliance Steel & Aluminum Co. corporate name was changed to Reliance, Inc. The disclosures will not distinguish between Reliance’s prior and current corporate name and will refer to its current name throughout the financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Reliance, Inc. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

Participation

Eligible employees may participate in the Plan upon completion of three months of service. Eligible employees are automatically enrolled into the Plan with an initial deferral contribution of 4% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage automatically increases annually by 2% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining the age of 50 by the end of a Plan year can make additional “catch-up” contributions. The Company makes employer profit sharing contributions, which are discretionary. Participants become eligible to receive discretionary profit sharing contributions after the completion of 1,000 hours and one year of service.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

For the year ended December 31, 2023, forfeited employer contributions totaled $278,998. Forfeitures used to reduce the Company’s contributions during 2023 were $279,562. As of December 31, 2023 and 2022, the Plan held $3,075 and $3,002, respectively, of forfeited nonvested account balances that can be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. As of December 31, 2023, notes receivable from participants had interest rates that ranged from 4.25% to 9.50%, and have maturities through October 2033. Interest earned is recorded on an accrual basis in the Interest on notes receivable from participants caption in the accompanying statement of changes in net assets available for benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document and included in the Benefits paid caption in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses mainly include Fidelity recordkeeping fees that were deducted quarterly from participant accounts. Loan initiation and maintenance, and overnight delivery fees are also included in administrative expenses and charged by Fidelity directly to the account balance of the applicable participants. As of December 31, 2023 and 2022, accrued administrative expenses of $7,889 and $24,190, respectively, are reflected in the Due to trustee, net caption in the accompanying statements of net assets available for benefits.

Audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Beginning with the Plan’s second quarter ended June 30, 2023, Fidelity recordkeeping fees are paid by the Company.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing program credits for the year ended December 31, 2023 were $6,993, of which $5,228 was received by the Plan in 2023, with the balance, $1,765, received by the Plan in 2024 and reflected in the Due to trustee, net caption in the accompanying statement of net assets available for benefits. At December 31, 2022, accrued revenue sharing program credits of $1,588 were received by the Plan in 2023 and reflected in the Due to trustee, net caption in the accompanying statement of net assets available for benefits.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity® BrokerageLink. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and the common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. The investments offered through Fidelity® BrokerageLink include interest-bearing cash, common stocks, mutual funds and exchange traded funds, which are stated at fair value based on quoted market prices in active markets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Included in interest income are earnings the Plan receives from overnight investment of amounts awaiting trade settlement or clearing of disbursements. As of December 31, 2023 and 2022, accrued interest income due from Fidelity of $1,737 and $2,819, respectively, is reflected in the Due to trustee, net caption in the accompanying statements of net assets available for benefits.

The Plan holds shares of Fidelity commingled pools and a commingled fund managed by JPMorgan Chase Bank, N.A, which are collective trusts. The objective of the target-dated pools is to seek high total return until the target retirement date and thereafter to seek high current income and as a secondary objective, capital appreciation. These pools employ a fund-of-funds process by investing in a diversified portfolio of equity, fixed income and/or short-term products managed by Fidelity. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Plan has an investment in the MIP, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. There are no unfunded commitments with respect to this investment.

Cash and cash equivalents include interest-bearing cash and a money market fund.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Benefit Payments

Benefits to participants and beneficiaries are recorded when paid.

Subsequent Events

Plan management evaluates subsequent events through the date the financial statements are issued.

3.	Investments

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance, Inc. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2023 and 2022, the Plan held approximately 263,399 and 241,984 units of the Reliance, Inc. Stock Fund with fair values of $22,808,171 and $15,100,440, respectively.

The assets and liabilities of the Reliance, Inc. Stock Fund were as follows:

	December 31,	December 31,
	2023	2022
Reliance, Inc. common stock (78,196 shares as of December 31, 2023 and 71,407 shares as of December 31, 2022)	$21,869,857	$14,455,633
Interest-bearing cash	935,730	643,975
Other receivables	4,023	2,096
Other payables	(1,439)	(1,264)
	$22,808,171	$15,100,440

For risks and uncertainties regarding investment in Reliance, Inc. common stock, participants should refer to the Reliance, Inc. Annual Report on Form 10-K for the year ended December 31, 2023 and in other documents Reliance files or furnishes with the United States Securities and Exchange Commission.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2023 and 2022:

December 31, 2023	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,878,653	$—	$—	$8,878,653
Mutual funds	105,444,106	—	—	105,444,106
Reliance, Inc. common stock	21,869,857	—	—	21,869,857
Self-directed brokerage accounts	376,727	—	—	376,727
Total assets in the fair value hierarchy	136,569,343	—	—	136,569,343
Commingled funds measured at NAV				177,291,021
Common collective trust measured at NAV				15,926,888
Total investments at fair value	$136,569,343	$—	$—	$329,787,252

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,889,507	$—	$—	$7,889,507
Mutual funds	123,265,291	—	—	123,265,291
Reliance, Inc. common stock	14,455,633	—	—	14,455,633
Self-directed brokerage accounts	323,424	—	—	323,424
Total assets in the fair value hierarchy	145,933,855	—	—	145,933,855
Commingled funds measured at NAV				112,439,022
Common collective trust measured at NAV				16,242,182
Total investments at fair value	$145,933,855	$—	$—	$274,615,059

The Plan’s investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. The Plan’s investments in commingled funds and common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Plan’s total investments at fair value.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance, Inc. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $302,757 of dividends from Reliance, Inc. in the 2023 Plan year. These transactions, participant loans and the Plan’s participation in Fidelity’s revenue sharing program qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 that states that the form of the Fidelity plan document adopted by the Plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management has concluded that, as of December 31, 2023 and 2022, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested with respect to Company contributions.

8.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2022 Plan year. Late remittances amounted to $212,088 for the 2022 Plan year and the Company remitted lost earnings to the affected Plan participants in 2023.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

9.	Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets and changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

	December 31,	December 31,
	2023	2022
Net assets available for benefits as reported on the Form 5500	$334,841,928	$278,744,395
Adjustment from fair market value per Trustee to NAV for the MIP	906,688	1,096,428
Net assets available for benefits as reported on the accompanying financial statements	$335,748,616	$279,840,823

		Year Ended
		December 31, 2023
Net increase in net assets available for benefits as reported on the Form 5500		$56,097,533
Investments:
Adjustment from fair market value per Trustee to NAV for the MIP:
Beginning of year		(1,096,428)
End of year		906,688
Net increase in net assets available for benefits as reported on the accompanying financial statements		$55,907,793

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2023

Employer Identification Number: 34-1207681

Plan Number: 001

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Participant Contributions Transferred			Contributions	Corrected
Late to the Plan	Contributions	Contributions	Pending	Under
Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Repayments are Included ☒	Corrected	Outside VFCP	VFCP	2002-51
$211,485	—	$211,485*	—	—

* Represents delinquent contributions for the year ended December 31, 2022 presented as Contributions Not Corrected included in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
*	Fidelity® 500 Index Fund	232,763 shares	a	$38,519,949
	MFS Value Fund Class R6	597,267 shares	a	28,208,935
	Hartford Small Company HLS Fund Class IA	1,082,883 shares	a	17,142,033
	PIMCO Total Return Institutional Class	958,039 shares	a	8,287,039
	Victory Sycamore Small Company Opportunity	121,441 shares	a	5,878,969
*	Fidelity® U.S. Bond Index Fund	207,467 shares	a	2,163,884
*	Fidelity® Extended Market Index Fund	22,538 shares	a	1,759,332
*	Fidelity® Total International Index Fund	115,368 shares	a	1,517,091
	BlackRock High Yield Bond Portfolio Institutional Shares	154,904 shares	a	1,090,526
*	Fidelity® Inflation-Protected Bond Index Fund	43,396 shares	a	392,301
	Vanguard Total International Bond Index Fund	13,575 shares	a	267,706
	DFA Global Real Estate Securities Portfolio	21,065 shares	a	216,341
		Total mutual funds:		105,444,106
	Commingled funds:
	Commingled Pension Trust Fund (U.S. Analyst) of JPMorgan Chase Bank, N.A	334,683 shares	a	27,694,991
*	Fidelity Freedom Blend 2030 Commingled Pool Class S	1,124,475 shares	a	26,706,283
*	Fidelity Freedom Blend 2035 Commingled Pool Class S	863,758 shares	a	22,639,098
*	Fidelity Freedom Blend 2045 Commingled Pool Class S	701,018 shares	a	19,088,730
*	Fidelity Freedom Blend 2040 Commingled Pool Class S	674,640 shares	a	18,208,547
*	Fidelity Freedom Blend 2050 Commingled Pool Class S	521,129 shares	a	13,981,900
*	Fidelity Freedom Blend 2025 Commingled Pool Class S	563,053 shares	a	12,922,065
*	Fidelity Freedom Blend 2055 Commingled Pool Class S	429,666 shares	a	12,365,798
*	Fidelity® Diversified International Commingled Pool Class A	609,065 shares	a	10,676,906
*	Fidelity Freedom Blend 2060 Commingled Pool Class S	360,925 shares	a	6,962,253
*	Fidelity Freedom Blend 2065 Commingled Pool Class S	191,478 shares	a	2,808,975
*	Fidelity Freedom Blend 2020 Commingled Pool Class S	83,844 shares	a	1,790,077
*	Fidelity Freedom Blend Income Commingled Pool Class S	59,587 shares	a	962,931
*	Fidelity Freedom Blend 2015 Commingled Pool Class S	19,351 shares	a	406,366
*	Fidelity Freedom Blend 2010 Commingled Pool Class S	2,022 shares	a	40,318
*	Fidelity Freedom Blend 2005 Commingled Pool Class S	2,019 shares	a	35,783
		Total commingled funds:		$177,291,021

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2023

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Cash and cash equivalents:
	Gabelli Funds	Gabelli US Treasury Money Market Fund	a	$7,942,923
*	Fidelity Investments	Interest-bearing cash	a	935,730
		Total cash and cash equivalents:		8,878,653
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio Class 2	a	15,020,200
	Common stock:
*	Reliance, Inc.	78,196 shares	a	21,869,857
	Self-directed brokerage accounts:
*	Fidelity Investments	Fidelity® BrokerageLink	a	376,727
	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to
		9.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	October 2033	—	5,963,167
		Total:		$334,843,731

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance, Inc. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP RETIREMENT
AND SAVINGS PLAN

Dated: June 21, 2024	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance, Inc. Benefits Committee

EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP
23.2	Consent of Independent Registered Public Accounting Firm—Vasquez & Company LLP